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
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

  X  Check this box if no                                      FORM 4
---- longer subject to
     Section 16.  Form 4 or                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Form 5 obligations may
     continue.  See            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Instruction 1(b).             Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person

KA Investments LDC(1)                       Ecogen Inc. (EECN)                                   to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director       X   10% Owner
                                                                                                                ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          ___ Officer (give ___ Other (Specify
                                               Number of Reporting     Month/Year                 title below)      below)
c/o Deephaven Capital Management LLC           Person, if an entity
1712 Hopkins Crossroads                        (voluntary)                1/99
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Minnetonka       Minnesota         55305                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                     X  Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person
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
                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, $.01 par value  1/5/99      S             10,000     D      $1.75                       D
("Common Stock")
Common Stock                  1/6/99      S             22,500     D      $1.78                       D
Common Stock                  1/7/99      S             10,000     D      $1.75                       D
Common Stock                  1/8/99      C             74,493     A      $1.4062                     D
Common Stock                  1/13/99     S             14,000     D      $1 5/8                      D
Common Stock                  1/15/99     S             36,700     D      $1.98                       D
Common Stock                  1/19/99     S             40,000     D      $2.08                       D
Common Stock                  1/20/99     S             30,000     D      $2.13                       D
Common Stock                  1/21/99     S             47,400     D      $2.18                       D
Common Stock                  1/22/99     S             41,000     D      $2.25                       D
Common Stock                  1/25/99     C            302,976     A      $1.5625                     D
Common Stock                  1/25/99     S            119,100     D      $2.20                       D
Common Stock                  1/25/99     P                500     A      $2.00                       D
Common Stock                  1/27/99     S             10,900     D      $2.00                       D
Common Stock                  1/28/99     S             19,000     D      $2.01                       D
Common Stock                  1/29/99     C             60,165     A      $1.75                       D
Common Stock                  1/29/99     S              1,500     D      $2.25      18,844           D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
(1) See Schedule A for a listing of control persons of the Reporting Person which may have been deemed to be indirect beneficial owners of the securities reported herein.
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
                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Series 1998-A Convertible Preferred    $1.4062(2)    1/8/99       C                          1,000         10/3/98
Stock ("Preferred Stock")                                                                    shares of
                                                                                             Preferred
                                                                                             Stock

Preferred Stock                        $1.5625(2)    1/25/99      C                          4,500         10/3/98
                                                                                             shares of
                                                                                             Preferred
                                                                                             Stock

Preferred Stock                        $1.75(2)      1/29/99      C                          1,000         10/3/98
                                                                                             shares of
                                                                                             Preferred
                                                                                             Stock

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct
                        ---------------------------------  8. Price of       Owned            (D) or
                                                Amount or     Derivative     at End           Indirect
1. Title of Derivative          Title           Number of     Security       of Month         (I)
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------

Series 1998-A            Common Stock            74,493(3)                 11,000 shares      D
Convertible Preferred                                                      of Preferred
Stock ("Preferred                                                          Stock
Stock")

Preferred Stock          Common Stock            302,976(3)                11,000 shares      D
                                                                           of Preferred
                                                                           Stock

Preferred Stock          Common Stock            60,165(3)                 11,000 shares      D
                                                                           of Preferred
                                                                           Stock


Explanation of Responses

(2) Calculated as of the respective conversion date.
(3) Includes shares of Common Stock issued on account of dividends on the Preferred Stock.


                                                                                KA Investments LDC

                                                                                /s/ Gary Sobczak                  February 17, 1999
**Intentional misstatements or omissions of facts constitute                    -------------------------------   -----------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.


                                 Schedule A

Control Persons of KA Investment LDC:

1.   Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
     Address:                 1712 Hopkins Crossroads
                              Minnetonka, MN  55305.

2.   Deephaven Market Neutral Fund Limited (a British Virgin Islands
     corporation)
     Registered Office:       c/o International Fund Administration
                              48 Par-La-Ville Road, Suite 464
                              Hamilton, HM11 Bermuda.

     Mailing Address:         1712 Hopkins Crossroads
                              Minnetonka, MN  55305.


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